AMENDMENT NO. 1 TO AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

          This AMENDMENT (this “Amendment”) is entered into as of January 12, 2006 by and among Sterling Jewelers Inc., a Delaware corporation (the “Company”) and Terry Burman (the “Executive”). Any capitalized term used but not defined herein shall have the meaning ascribed thereto in the Prior Agreement (as hereinafter defined), except as otherwise provided.

          WHEREAS, the Company is a wholly-owned subsidiary of Signet Group plc, (“Signet”); and

          WHEREAS, the Company and the Executive entered into an Employment Agreement, dated as of December 20, 2000 (as amended to the date hereof, the “Prior Agreement”); and

          WHEREAS, the parties hereby desire to make certain additional amendments to the Prior Agreement;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, including, without limitation, the covenants of Signet contained herein, and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Section 2(a) of the Prior Agreement is hereby deleted in its entirety and replaced with the following:

          With effect from January 12, 2006 and during the Term of Employment, the Executive shall serve as Chief Executive Officer of Signet (the “Group Chief Executive”) and Chairman of the Board of Directors of the Company. As Group Chief Executive, the Executive shall be the most senior officer of Signet, with all supervisory authority and power over the other senior officers of Signet and any of its affiliates and with such other powers, duties and responsibilities with respect to the business of Signet as are customary to his offices and positions or as the Board of Directors of Signet (the “Board of Signet”) may request consistent therewith, including, but not limited to, the development and presentation to the Board of Signet of strategy, medium term plans and budgets, compliance with legal and corporate governance requirements, recommendations on the appointment and remuneration of senior executives and management development. The Executive shall devote such time as may be necessary to perform the role of Group Chief Executive to the satisfaction of the Board of Signet.

2.	Section 2(b) of the Prior Agreement is hereby deleted in its entirety.

3.	Section 2(c) of the Prior Agreement is hereby amended to delete the reference to Section 2(b).

4.	Section 3(a) of the Prior Agreement is hereby amended as follows:

	a.	The reference to “$1,000,000” is hereby deleted and replaced with “$1,354,000”.

	b.	The reference to “May 1, 2001” is hereby deleted and replaced with “April 1, 2006”.

5.	Section 3(b) of the Prior Agreement is hereby deleted in its entirety and replaced with the following:

          an annual short-term bonus, payable in accordance with certain performance goals relating to Signet Group plc and its subsidiaries (the “Group”) to be established by the Remuneration Committee of the Board of Signet (the “Performance Goals”), in an amount from 0% to 100% of Base Salary (the “Short-Term Bonus”). The Short-Term Bonus will be paid on the 30th of April following the end of Signet’s applicable fiscal year;

6.	Section 3(c) of the Prior Agreement is hereby amended to delete the reference to “70% of Base Salary” and to replace it with “160% of Base Salary”.

7.	Section 3(d) of the Prior Agreement is hereby amended to delete the phrase “approximately six times Base Salary” and to replace it with the phrase “up to a maximum of four times Base Salary”.

8.	Section 3(k) is hereby amended to add the phrase “or Signet” after the phrase “by the Company”.

9.	The third sentence of Section 4(a) of the Prior Agreement is hereby deleted in its entirety and replaced with the following:

The Short-Term Bonus will be paid on the 30th of April following the end of Signet’s applicable fiscal year.

10.	The last sentence of Section 4(b) of the Prior Agreement is hereby deleted in its entirety and replaced with the following:

The Short-Term Bonus will be paid on the 30th of April following the end of Signet’s applicable fiscal year.

11.

Section 4(c)(iv) of the Prior Agreement is hereby amended to reflect that (i) all references to “the Company” shall also include “Signet or any subsidiaries or affiliates of the Company or Signet” and (ii) any reference to “the Board of Directors” shall include both “the Board of Directors of the Company and the Board of Directors of Signet”.

12.	Section 4(d)(i) of the Prior Agreement is hereby deleted in its entirety and replaced with the following:

          to pay the Executive his Short-Term Bonus (whether or not vested) for the fiscal year in which Executive’s employment under his Agreement is terminated, pro rated to the effective date of termination, to be paid on the 30th of April following the end of Signet’s applicable fiscal year (the “Termination Year Short-Term Bonus”) and

13.	The last sentence of the first paragraph of Section 4(e) of the Prior Agreement is hereby amended to insert the words “and Signet” after the phrase “shall cooperate fully with the Company”.

14.	The second paragraph of Section 4(e) of the Prior Agreement is hereby amended as follows:

	a.	Clause (i) is hereby amended to insert the phrase “or Signet” after the phrase “by the Company”.

	b.	Clause (i) is hereby amended to reflect that all references to the “Board of Directors of the Company” shall also include “the Board of Directors of Signet”.

	c.	Clause (ii) is hereby amended to remove the phrase “and Chief Executive Officer”.

15.	Section 4 of the Prior Agreement is hereby amended to add a new subsection (h) as follows:

Termination Pursuant to Section 21. If Signet and/or the Company reduces, pursuant to the provisions of Section 21(a), or eliminates its directors and officers liability insurance that covers the Executive (during his employment by the Company or Signet or during his service as a member of the Board of the Company or the Board of Signet) such that the Executive does not have coverage which meets at least the £100 million aggregate coverage limits and £50 million Side A aggregate dedicated coverage limits as specified in Section 21(a), Executive shall be permitted, upon ninety (90) days’ written notice to Signet and the Company, to terminate his employment hereunder. In the event of such termination, the Company shall have no further obligations hereunder, except (1) under Sections 4(f) 9(b), 21 and 22 and (2) to pay the Executive his Base Salary prorated to the effective date of his termination and his Termination Year Short-Term Bonus and to provide any benefits to which the Executive may otherwise have been entitled prorated to the effective date of his termination.In such event, Executive shall continue to have the obligations provided for in Section 6 hereof but shall not have the obligations provided for in Section 7. Any of the Executive’s Stock Options outstanding as of the effective date of his termination shall be treated under the terms of the relevant share option plan, and the Executive’s entitlement to payment under the LTIP will be governed by the applicable Rules of the LTIP. For the avoidance of doubt, such termination shall not be considered a Constructive Termination and shall not entitle the Executive to any payments and benefits under any other subsection of this Section 4.

16.

The first sentence of Section 6(b) of the Prior Agreement is hereby amended to reflect that all references to “the Company” shall also include “Signet, or any of the subsidiaries or affiliates of Signet or the Company”.

17.	The first sentence of Section 7 of the Prior Agreement is hereby amended to delete the phrase “written consent of the Company” and to replace it with the phrase “written consent of Signet”.

18.

The second sentence of Section 8 of the Prior Agreement is hereby amended to delete the phrase “will not provide adequate remedy to the Company” and to replace it with the phrase “will not provide adequate remedy to any such entity”.

19.	Section 9(b) of the Prior Agreement is hereby deleted in its entirety and replaced with the following:

          It is intended that you will not be liable for additional income tax liability by reason of your continuing to serve as Group Chief Executive and as Chairman of the Company than you would have been liable for had you also continued as Chief Executive Officer of the Company. If you do incur any additional income tax liability as a result thereof, the Company will reimburse you for the difference grossed up at the applicable rate of income tax.

20.	A new Section 21 titled “Indemnification” is hereby added after Section 20 “Counterparts” in the Prior Agreement (with any subsequent sections to be renumbered) as follows:

                    (a) Signet shall, or shall cause the Company to, maintain directors and officers’ liability insurance to protect the Executive from claims as long as the Executive continues to be employed by the Company or Signet or a member of the Board of the Company or the Board of Signet. Such insurance shall (i) provide aggregate coverage limits in an amount equal to £100 million or, in the event the premium cost for such coverage exceeds three (3) times the 2006 premium cost for such coverage, such other amount that the Board may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of English publicly traded companies that have significant business operations in the United States or a listing on a US stock exchange; (ii) include a Side A coverage with aggregate dedicated coverage limits of £50 million or, in the event the premium cost for such coverage exceeds three (3) times the 2006 premium cost for such coverage, such other amount that the Board may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of English publicly traded companies that have significant business operations in the United States or a listing on a US stock exchange; and (iii) provide the Executive post-employment coverage (with aggregate coverage limits in an amount equal to £100 million or such other amount that the Board may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of English publicly traded companies that have significant business operations in the United States or a listing on a US stock exchange and having side A coverage with aggregate coverage limits of £50 million or such other amount that the Board may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of English publicly traded companies that have significant business operations in the United States or a listing on a US stock exchange) relating to the Executive’s service with Signet and the Company, including the purchase of run-off coverage with respect to the term of the Executive’s service with Signet and the Company, until all applicable statutes of limitations for claims against the Executive in all jurisdictions have expired.

                    (b) Signet shall, or shall cause the Company to, indemnify, and keep indemnified, the Executive (to the full extent permitted by applicable law) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that the Executive is or was a director, officer or employee of Signet or the Company, or, while a director, officer or employee of Signet or the Company, is or was serving at the request of Signet or the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such indemnity shall not be greater than and shall be restricted to the level of indemnification pursuant to the Fourth Amended and Restated Certificate of Incorporation of the Company, as may be amended from time to time, (the “Company Certificate”), as may be limited by and amended as set forth in the next two sentences of this clause.Notwithstanding the foregoing, the Executive shall be entitled to the indemnification as set forth under the Company Certificate, the Articles of Association of Signet, and the Deed of Indemnity dated June 10, 2005, by Signet Group plc in favor of the indemnified parties set forth therein, except, in the case of the Company Certificate, as such indemnification may be limited by, and amended to conform to, applicable laws of England and the Rules of the United Kingdom Listing Authority. Signet and the Company shall each use its reasonable best endeavors, but shall in no event be required to propose or obtain a resolution for adoption by the shareholders of Signet, to obtain the prompt approval of the United Kingdom Listing Authority to the form of amendment to the charter of the Company substantially in the form attached hereto as Exhibit A and incorporated by reference herein.

21.	The following Section 22 is hereby added after Section 20 “Counterparts” of the Prior Agreement and after new Section 21 “Indemnification”:

          Section 409A Compliance. The parties intend that any severance or other compensation under this Agreement (or under any plan or program maintained by Signet or the Company in which the Executive participates, including, without limitation, the Deferred Compensation Plan, LTIP, Short-Term Bonus, and Stock Options) be paid in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and all regulations, guidance, and other interpretative authority thereunder (“Section 409A”) such that there are no adverse tax consequences, interest, or penalties as a result of the payments. The parties agree to modify this Agreement, or the timing (but not the amount) of the payment (for the minimum period of time delay necessary to comply with Section 409A) of the severance or other compensation, or both, to the extent necessary to comply with Section 409A.

          (a) Anything in this Agreement to the contrary notwithstanding and except as set forth in this Section 22, if in connection with any payment or distribution by Signet or the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”), the Executive is subject to, or is notified by the Internal Revenue Service that he is or will be subject to, penalty taxes imposed by Section 409A or if any interest or penalties are incurred by the Executive with respect to such penalty taxes (such penalty taxes together with any such interest and penalties, are hereinafter collectively referred to as the “Section 409A Tax”), then the Executive shall be entitled to receive an additional payment (a “Section 409A Gross-Up Payment”) in an amount such that after payment by the Executive of all Section 409A Tax and all income taxes (and any interest and penalties imposed with respect thereto) imposed upon the Section 409A Gross-Up Payment, the Executive retains an amount of the 409A Gross-Up Payment equal to the Section 409A Tax imposed upon the Payment; provided, however, that the Company and Signet shall only be responsible to make a Section 409A Gross-Up Payment with respect to the Section 409A

Tax if the Section 409A Tax relates to or results from (i) the Company’s or Signet’s failure to operate a “nonqualified deferred compensation plan” (as such term is defined in Section 409A) (a “NQDC”) in compliance with Section 409A on and after January 1, 2005; or (ii) the lack of compliance of any Signet or Company NQDC document or documentation with Section 409A; or (iii) the payment or distribution by Signet or the Company (or by any Signet or Company NQDC) of any NQDC amount if such payment or distribution is not in compliance with Section 409A. For the avoidance of doubt, neither the Company nor Signet shall be responsible to make any Section 409A Gross-Up Payment if, (1) after a timely notice or request by the Company or Signet to the Executive, the Executive refuses or fails to make a timely election to alter the timing of payment or distribution or (2) the Executive in his capacity as Group Chief Executive of the Company, causes the Company to take any action, or causes the Company to fail to take any action, which causes the Executive to be subject to a Section 409A Tax.

          (b) Determinations required to be made under this Section 22 regarding the amount of the Section 409A Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by (i) a certified public accounting firm selected by the Executive and reasonably acceptable by the Company, or (ii) if the parties shall not have agreed upon an accounting firm within five (5) business days of receipt of notice from the Executive, by Ernst & Young (in either case, such firm selected being referred to as the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Executive within thirty (30) business days of the receipt of notice from the Executive that he is subject to a Section 409A Tax, or such earlier time as is reasonably requested by the Company.All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Section 409A Gross-Up Payment, as determined pursuant to this Section 22, shall be paid by the Company to the Executive within thirty (30) days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

22.

Section 15 of the Prior Agreement “Notices” is hereby amended (i) to replace the name “Doug Warner, Esq.” with the name “Wayne Rapozo, Esq.” and to require the mailing of any notice to Signet at the following address:

Signet:

Signet Group plc
Zenith House
The Hyde
London
NW9 6EW
Fax: 44(208) 242-8587

Attn: Mark A. Jenkins

and (ii) to replace the name and address of “Troy & Gould” and “Bill Gould, Esq.” with the following names and address:

Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, OH 44114-1304
Fax: (216) 479-8788

Attn: Carl A. Draucker, Esq.

23.	Miscellaneous Provisions.

          (a) As amended hereby, the Prior Agreement is ratified and confirmed in all respects and the Prior Agreement as so supplemented by this Amendment shall be read, taken and construed as one and the same instrument.

          (b) Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

          (c) The Prior Agreement as amended by this Amendment constitutes the complete and exclusive understanding between the parties, and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, regarding the subject matter herein.

          (d) This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

          (e) No amendment of any provision of this Amendment shall be valid unless the same shall be in writing and signed by the Company and the Executive.

          (f) This Amendment shall be governed by and construed in accordance with the domestic laws of the State of Ohio, as such laws are applied to agreements made, entered into, performed entirely within Ohio by Ohio residents without regard to the actual residence or domicile of the parties and without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio.

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          IN WITNESS WHEREOF the parties hereto have caused this Amendment to be executed as of the date first above written.

STERLING JEWELERS INC.

By:	/s/ W. G. Boyd

Name: W. G. Boyd
Title: Director

/s/ Terry Burman

TERRY BURMAN
Title:

Signet agrees to the covenants and undertaking made by Signet as set forth in this Amendment.

SIGNET GROUP, plc

By:	/s/ James McAdam

Name: James McAdam
Title: Chairman

EXHIBIT A

TO

AMENDMENT NO. 1 TO

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

Form of Amendment to Charter of Sterling Jewelers Inc.:

Notwithstanding anything in this Certificate to the contrary, the Company shall not in respect of each director indemnify any Relevant Liabilities in excess of the Relevant Amount. For the purpose of this section:

(a)

“Relevant Liabilities” means any liability attaching to a director in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company in respect of which an indemnity would be void under the UK Companies Act 1985 if the Company were a company incorporated in England and Wales;

(b)

“Relevant Amount” means $[The cap will be the lower of: (a) less than 5 per cent. of the market capitalisation of Signet Group plc; and (b) less than 25 per cent. of the average profits of Signet Group plc for the last three financial years, each as calculated in accordance with the UK Listing Rules published by the UK Financial Services Authority (as amended)]; and

(c)	“indemnity” shall mean an indemnity, exemption, release or discharge.